Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of Company

HudBay Minerals Inc.

Dundee Place

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

January 9, 2011.

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on January 10, 2011 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced that it has entered into a support agreement (the “Support Agreement”) with Norsemont Mining Inc. (“Norsemont”), pursuant to which HudBay has agreed to offer to acquire by way of formal take-over bid (the “Offer”) all of the outstanding common shares of Norsemont (“Norsemont Shares”), including any Norsemont Shares issued prior to the expiration of the Offer upon the exercise, exchange or conversion of convertible securities of Norsemont, that HudBay does not already own.

Under the Offer, holders of Norsemont Shares who deposit their Norsemont Shares in accordance with the Offer will have the ability to elect to receive 0.2617 common shares of HudBay (“HudBay Shares”) and $0.001 in cash, $4.50 in cash, or a combination thereof (with the share consideration based on a price per HudBay Share of $17.19), subject to pro-ration necessary to effect maximum aggregate cash consideration of $130 million.

The board of directors of Norsemont, upon the recommendation of a Special Committee of the board and after consultation with its financial advisors, has determined that the consideration to be offered for the Norsemont Shares pursuant to the Offer is fair, from a financial point of view, to the holders of Norsemont Shares (other than HudBay and its affiliates), that it would be in the best interests of Norsemont to support and facilitate the Offer and enter into the Support Agreement and to recommend that the holders of Norsemont Shares tender their Norsemont Shares to the Offer.

Full details of the Offer will be included in HudBay’s take-over bid circular, which is expected to be mailed to holders of Norsemont Shares before the end of the month. The Offer will be open for acceptance until at least 5:00 p.m. (Toronto time) on the day that is 36 days from the date that the circular is mailed and will be subject to certain conditions (which may be waived by HudBay in its discretion), including there being deposited under the Offer and not withdrawn at the expiry time of the Offer such number of Norsemont Shares that represent at least 50% (on a fully-diluted basis) plus one of the Norsemont Shares.

Item 5	Full Description of Material Change

On January 10, 2011, HudBay announced that it has entered into the Support Agreement, pursuant to which HudBay has agreed to offer to acquire all of the outstanding Norsemont Shares, including any Norsemont Shares issued prior to the expiration of the Offer upon the exercise, exchange or conversion of convertible securities of Norsemont, that HudBay does not already own.

Under the Offer, holders of Norsemont Shares who deposit their Norsemont Shares in accordance with the Offer will have the ability to elect, on an individual basis, to receive (a) 0.2617 HudBay Shares and $0.001 in cash, or (b) such amount of cash that is at least $0.001 and not greater than $4.50 and the number of HudBay Shares equal to (i) the excess of $4.50 over such elected cash amount, divided by (ii) $17.19, in each case subject to pro-ration to give effect to the maximum possible aggregate cash consideration to be paid for all Norsemont Shares on a fully-diluted basis, being no more than $130 million.

Pursuant to the Offer, holders of Norsemont Shares who tender their shares to the Offer and elect to receive the maximum equity consideration will receive consideration with a value of $4.65 per share, based on the volume weighted average trading price of $17.76 per HudBay Share on the Toronto Stock Exchange (the “TSX”) for the 20 trading days ended January 7, 2011, the last trading day prior to the announcement of the Offer. Such consideration represents a premium of 33%, based on the volume weighted average trading price of $3.49 per Norsemont Share on the TSX for the 20 trading days ended January 7, 2011.

Assuming HudBay acquires all of the Norsemont Shares pursuant to the Offer (and assuming holders of Norsemont Shares elect to receive the maximum equity consideration under the Offer) current holders of HudBay Shares will represent approximately 83% of the outstanding HudBay Shares and the former holders of Norsemont Shares will represent approximately 17% of the outstanding HudBay Shares.

The board of directors of Norsemont, upon the recommendation of a Special Committee of the board and after consultation with its financial advisors, has determined that the consideration to be offered for the Norsemont Shares pursuant to the Offer is fair, from a financial point of view, to the holders of Norsemont Shares (other than HudBay and its affiliates), that it would be in the best interests of Norsemont to support and facilitate the Offer and enter into the Support Agreement and to recommend that the holders of Norsemont Shares tender their Norsemont Shares to the Offer.

Cutfield Freeman & Co. Ltd. and Wellington West Capital Markets Inc. have provided opinions to the board of directors of Norsemont and the Special Committee of the board of directors of Norsemont that, as of January 9, 2011, the consideration to be received by the holders of Norsemont Shares under the Offer is fair, from a financial point of view, to the holders of Norsemont Shares (other than HudBay and its affiliates).

In addition, officers, directors and other shareholders of Norsemont holding approximately 34.4% of the Norsemont Shares, on a fully-diluted basis, have entered into lock-up agreements with HudBay under which they have agreed to tender their Norsemont Shares to the Offer. Together with HudBay’s 1.1% interest, these shares represent approximately 35.6% of the outstanding Norsemont Shares (on a fully-diluted basis).

The Support Agreement contains customary representations, warranties and covenants, including “non-solicitation” provisions that permit the board of directors of Norsemont to terminate the Support Agreement and enter into an agreement in respect of an unsolicited, superior proposal under certain circumstances, subject to, among other things, “matching rights” in favour of HudBay and payment of a termination payment of $21.6 million. A copy of the Support Agreement has been filed with the Canadian securities regulators and is available on SEDAR at www.sedar.com. Reference should be made to the Support Agreement for complete details of the terms and conditions contained therein.

Norsemont owns 100% of the Constancia copper project in southern Peru.

Full details of the Offer will be included in HudBay’s take-over bid circular, which is expected to be mailed to holders of Norsemont Shares before the end of the month. The Offer will be open for acceptance until at least 5:00 p.m. (Toronto time) on the day that is 36 days from the date that the circular is mailed and will be subject to certain conditions (which may be waived by HudBay in its discretion), including there being deposited under the Offer and not withdrawn at the expiry time of the Offer such number of Norsemont Shares that represent at least 50% (on a fully-diluted basis) plus one of the Norsemont Shares.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change described in this report:

H. Maura Lendon, Senior Vice President, Corporate Services and Chief Legal Officer Telephone: (416) 362-2335

Item 9	Date of Report

January 13, 2011.

Forward Looking Information

Certain of the statements made and information contained herein may contain forward-looking statements or forward-looking information within the meaning of applicable securities laws, including the anticipated timing of the transaction and the anticipated impact of the transaction on HudBay and Norsemont. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties). Many of these assumptions are based on factors and events that are not within the control of HudBay or Norsemont and there is no assurance they will prove to be correct. The timing and completion of the proposed transaction is subject to certain conditions, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions contemplated. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay and Norsemont undertake no obligation to update forward-looking information except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties. The reader is cautioned not to place undue reliance on forward-looking information.

This material change report does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

All amounts listed are in Canadian dollars unless otherwise indicated.